Mail Stop 3561
                                                    June 21, 2006


Mr. Derek Ward
Empirical Ventures, Inc.
2775 Fir Street, Suite 3E
Vancouver, B.C.  Canada V6J3C2


                 RE:  Empirical Ventures, Inc.
                         Amendment #7 to Registration Statement on
                         Form SB-2
                         Filed June 6, 2006
                         File No. 333-120486



Dear Mr. Ward:

We have completed a preliminary reading of your amended registration statement. It appears that your document fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.

In our letter of May 8, 2006 we requested that your provide all of the disclosures specified in Item 304 of Regulation S-B regarding your change of accountants from Amisano Hansen to Jewett Schwartz &
Associates. We also requested that you file an Exhibit 16 letter from your former accountants. It appears that these disclosures have not been provided in the amended registration statement.

Your Am. 7 to Form SB-2 filed June 6, 2006 does not include a currently dated consent of your independent accountants` in Exhibit
23.1.  Please revise.


For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any other comments until these material deficiencies are addressed.

As long as it remains in its current form, we will not recommend acceleration of the effective date of the registration statement. Also, note that should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment to correct the deficiencies.






Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Feel free to call Maureen Bauer at (202) 551-3237 with any questions regarding the financial statements and Janice McGuirk at (202) 551-3395 with any other questions. We look forward to working with you to address these concerns.




Sincerely,





                                          John Reynolds,

Assistant Director



cc:   Joseph I. Emas, Esq.
        via fax  (305)  531-1274

Derek Ward
Empirical Ventures, Inc.
June 21, 2006
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